Filed Pursuant to Rule 424(b)(3)

Registration No. 333-257930

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated August 12, 2021)

ASTRA SPACE, INC.

Primary Offering Of

15,333,303 Shares of Common Stock

Secondary Offering of

189,026,575 Shares of Common Stock

5,333,333 Warrants to Purchase Common Stock

This prospectus supplement amends and supplements the prospectus dated August 12, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-257930). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 12, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of (i) 9,999,970 shares of our Class A common stock that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.50 per share (the “public warrants”) issued by Holicity Inc. (“Holicity”) in its initial public offering; and (ii) 5,333,333 shares of our Class A common stock that may be issued upon exercise of private placement warrants at an exercise price of $11.50 per share that were originally sold to X-icity Holdings Corporation (the “Sponsor”) in a private placement consummated simultaneously with Holicity’s IPO (the “private placement warrants” and, together with the public warrants, the “warrants”).

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in this prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) 5,333,333 private placement warrants; (ii) up to an aggregate of 5,333,333 shares of our Class A common stock that may be issued upon exercise of the private placement warrants held by the Selling Securityholders; (iii) up to an aggregate of 20,000,000 shares of our Class A common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined herein); (iv) 7,500,000 shares of Class A common stock issued to the Sponsor prior to Holicity’s initial public offering and registered for sale by the Selling Securityholders; (v) up to an aggregate of 92,277,793 shares of Class A common stock that were issued to certain affiliates of Astra (collectively, the “Astra Affiliates”) pursuant to the Business Combination Agreement (as defined herein); (vi) up to an aggregate 56,239,188 shares of Class A common stock issuable upon conversion (on a one-for-one basis) of shares of our Class B common stock, par value $0.0001 per share (“Class B Common Stock”) held by certain Selling Securityholders and (vii) up to an aggregate of 7,676,261 shares of our Class A common stock issued in connection with our acquisition of Apollo Fusion, Inc. (“Apollo Fusion”), which closed on July 1, 2021 comprised of (x) 2,558,744 shares of our Class A common stock (the “Initial Apollo Shares”) issued to certain of the Selling Securityholders on July 1, 2021, in connection with our merger with Apollo Fusion, Inc. (“Apollo Fusion”) and (y) 5,117,517 additional shares of our Class A common stock (the “Additional Apollo Shares”) which may be issued to certain of the Selling Securityholders assuming (a) the achievement of all remaining performance milestones set forth in the Apollo Fusion Merger Agreement (as defined herein), (b) we elect to pay all future milestone consideration in shares of our Class A common stock as required by the terms the Apollo Fusion Merger Agreement, and (c) the per share price used to calculate the number of shares of our Class A common stock to be issued is $11.7243, which is the same per share price used to calculate the number of Initial Shares issued to the Selling Securityholders. The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling stockholders could be materially greater or less than 5,117,517 shares of Class A common stock depending whether and to what extent the future performance milestones are met and/or the actual average closing price of our Class A common stock at the time such milestones are achieved. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our common stock and warrants are listed on Nasdaq under the symbols “ASTR” and “ASTRW”, respectively. On August 11, 2021, the closing price of our common stock was $10.77 per share and the closing price of our warrants was $3.38 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 15 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 13, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 10, 2021

Astra Space, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39426	14-1916687
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 Skyhawk Street Alameda, California		94501
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 278-7217

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTR	NASDAQ Global Select Market
Warrants to purchase one share of common stock, each at an exercise price of $11.50	ASTRW	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02 Results of Operations and Financial Condition.

On August 12, 2021, Astra Space, Inc. (the “Company”) issued a press release announcing its unaudited financial results for the second fiscal quarter ended June 30, 2021.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in Item 2.02 of this Current Report (including the press release furnished as an exhibit hereto) shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

New Director Appointment

Effective August 10, 2021, the Board of Directors (the “Board”) of the Company appointed Lisa Nelson, 45, as an independent director and as a member of the Audit Committee.

Ms. Nelson has extensive knowledge and depth of experiences both as a strategic and operational leader and has developed valuable perspective in matters of digital transformation, business growth strategy and risk management. Ms. Nelson has served in different management positions at several Global 500 companies around the world. Ms. Nelson was most recently at Microsoft from August 2005 to October 2019 where she held executive roles across corporate accounting, investor relations, finance and business development. While at Microsoft, Ms. Nelson co-founded Microsoft’s first venture fund, M12, and served as Managing Director for three years before retiring from the company. Following her retirement from Microsoft, she has served as an advisor and director to a number of global businesses and charitable organizations. Currently, she is a member of the board of directors of the following organizations: Transforming Age (since July 2020), DNA Seattle (since June 2021) and Kuelap Inc. (since June 2021). She also serves on the advisory boards of Flying Fish Partners (since July 2020), Movac, a venture capital fund in New Zealand (since July 2020), Brooks Running (since January 2021), amongst others. She is also Edmund Hillary Fellow.

Ms. Nelson is a certified public accountant licensed in the State of Washington and holds a B.A. in Business Administration from the University of Washington. Ms. Nelson’s qualifications to serve on our Board, and a member of audit committee, include her career in senior financial management positions with, and on the board of directors of, technology and financial services companies, and her education and training as an accounting professional.

Ms. Nelson does not have any family relationships with any of our executive officers or directors. There are no arrangements or understandings between Ms. Nelson and any other person pursuant to which she was appointed to serve on the Board. Ms. Nelson has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

For her service as director, Ms. Nelson will receive compensation consistent with the standard compensation arrangements for non-employee directors, as described in the Company’s Form 8-K filed with the Securities and Exchange Commission on August 11, 2021.

Ms. Nelson is entitled to an annual retainer of $250,000, which will be paid in a combination of no more than $87,500 in cash and the issuance of stock options and/or restricted stock units having a value equal to at least $162,500. She will also receive an annual retainer fee of $10,000 for her services as a member of Audit Committee.

Item 8.01 Other events

On August 12, 2021, the Company issued a press release announcing the appointment of Ms. Nelson to the Board. A copy of the press release is attached hereto as Exhibit 99.2.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release dated August 12, 2021, announcing results of operations and financial condition.

99.2	Press release dated August 12, 2021, announcing appointment of new director.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Astra Space, Inc.

Date August 12, 2021	By:	/s/ Kelyn J. Brannon
	Name	Kelyn J. Brannon
	Title	Chief Financial Officer

Exhibit 99.1

Astra Announces Second Quarter 2021 Financial Results

ALAMEDA, California. August 12, 2021 (GLOBE NEWSWIRE)—Astra Space, Inc. (Nasdaq: ASTR) today announced financial results for its fiscal second quarter ended June 30, 2021.

“Astra achieved several key milestones in the first half of 2021 to further its mission to improve life on Earth from space,” said CEO, Chairman and Co-Founder Chris Kemp. “Astra obtained significant funding to further our plan for rapid, low-cost access to space by completing the Holicity merger and associated PIPE transaction. We delivered on key customer initiatives by winning our second NASA contract in a row (TROPICS) and signing a long-term launch deal with Planet Labs. And last week, we announced Space Force as our first commercial customer for a test launch planned during a sixteen-day window beginning August 27, 2021. I am pleased with our execution and want to thank the entire Astra team for their dedicated efforts. We all look forward to the upcoming launch.”

“Completing the Holicity merger and PIPE investment led by BlackRock added $464 million to our balance sheet and puts us in a strong cash position as we continue our progress towards daily rocket launches,” said CFO Kelyn Brannon. “Our team overcame many obstacles to arrive at this most exciting chapter in Astra’s quest to deliver low-cost, rapid access to space.”

Second Quarter 2021 and Recent Business Highlights:

•	Completed our merger with Holicity, Inc. and began publicly trading on the Nasdaq.

•	Closed our PIPE transaction led by accounts owned and managed by BlackRock.

•	Added $464 million to our balance sheet (net of fees) via merger and PIPE transactions.

•

NASA awarded Astra the Time-Resolved Observations of Precipitation Structure and Storm Intensity with a Constellation of Smallsats (TROPICS), a three-launch mission to observe and analyze the impact of tropical storms.

•	Awarded a multi-launch contract from Planet Labs, one of the leading small satellite companies focused on Earth Observation.

•	Began expansion of our Alameda factory to 350,000 square feet, a tripling of current capacity.

•	Added to Astra’s leadership team with several executive-level and proven leaders from companies such as Apple, Tesla, Blue Origin, IBM, and SpaceX.

•	Acquired Apollo Fusion, one of the leading propulsion engines in the market, which expands our total addressable market to mid-Earth, geosynchronous, and lunar orbits.

•	Announced Space Force will be our first commercial launch customer during a sixteen-day window beginning August 27, 2021.

•

Awarded the Orbital Services Program (OSP)-4 contract from the Rocket Systems Launch Program (RSLP) of the Space Force. This agreement positions Astra to compete for several launches over the next 9 years.

•	Announced Spire as a customer with plans to begin launching next spring.

•

Welcomed new board members Michèle Flournoy, a former Under Secretary of Defense for Policy under President Obama, and Lisa Nelson, a former high-level finance executive at Microsoft, to join Astra’s board and partner with current independent directors, Scott Stanford, Mike Lehman and Craig McCaw, to advise Astra.

Second Quarter 2021 Financial Highlights:

•	GAAP Net Loss was $(31.3) million for the three months ended June 30, 2021.

•	Adjusted Net Loss* was $(23.1) million for the three months ended June 30, 2021.

•	Adjusted EBTIDA* of $(21.4) million for the three months ended June 30, 2021.

•	Capital expenditures totaled $8.5 million for the three months ended June 30, 2021.

•	Cash, cash equivalents and restricted cash totaled $452.4 million as of June 30, 2021.

*	Denotes Non-GAAP financial measure. Refer to “Explanation of Adjusted (or Non-GAAP) Financial Measures” later in this press release for reconciliation of GAAP to Non-GAAP financial measures.

Third Quarter 2021 Outlook

As of August 12, 2021, we are providing guidance for the third quarter 2021 based on current market conditions and expectations. We emphasize that the guidance is subject to various important cautionary factors referenced in the section entitled “Forward-Looking Statements” below and our Form 10-Q, including risks and uncertainties associated with the ongoing COVID-19 pandemic and the increased transmission rates from the Delta variant. For the third quarter ending September 30, 2021, Astra currently expects:

•	Adjusted EBITDA* between $(32.0) million and $(35.0) million.

•	Depreciation and Amortization between $1.0 million and $1.3 million.

•	Stock-based compensation between $6.0 million and $10.0 million.

•	Cash taxes of approximately zero.

•	Basic shares outstanding between 255 million and 260 million.

•	Capital expenditures between $10.0 million and $15.0 million.

*	Denotes Non-GAAP financial measure. Refer to “Explanation of Adjusted (or Non-GAAP) Financial Measures” later in this press release for reconciliation of GAAP to Non-GAAP financial measures.

Conference Call Information

In conjunction with this announcement, Astra will host a conference call for investors at 1:30 p.m. PT (4:30 p.m. ET) today to discuss second quarter results and, our outlook for the third quarter ending September 30, 2021. The live webcast and a replay of the webcast will be available on the Investor Relations section of Astra’s website: https://investor.astra.com/news-and-events/events-and-presentations.

About Astra Space, Inc.

Astra’s mission is to improve life on Earth from space by creating a healthier and more connected planet. Astra’s first flight to space was within 4 years of its inception, making it the fastest company to reach space. Visit www.astra.com for more information.

Forward Looking Statements

Certain statements made in this press release are “forward-looking statements”. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from Astra’s expectations or projections , including the following factors, among others: (i) the failure to meet projected development and launch targets, including as a result of the decisions of governmental authorities or other third parties not within our control; (ii) changes in applicable laws or regulations; (iii) the ability of the Astra to meet its financial and strategic goals, due to, among other things, competition; (iv) the ability of Astra to pursue a growth strategy and manage growth profitability; (v) the possibility that Astra may be adversely affected by other economic, business, and/or competitive factors; (vi) the effect of the COVID-19 pandemic on Astra and (vii) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission by Astra.

Explanation of Adjusted (or Non-GAAP) Financial Measures

This press release includes information about Adjusted Net Loss and Adjusted EBITDA (collectively the “non-GAAP financial measures”). These non-GAAP financial measures are measurements of financial performance that are not prepared in accordance with U.S. generally accepted accounting principles and computational methods may differ from those used by other companies. Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with Astra’s consolidated financial statements prepared in accordance with GAAP. Non-GAAP financial measures are reconciled to GAAP in the table set forth in this release.

We believe that both management and shareholders benefit from referring to these non-GAAP financial measures in planning, forecasting and analyzing future periods. Our management uses these non-GAAP financial measures in planning, monitoring and evaluating its financial and operational decision making and as a means to evaluate period-to-period comparisons. Our management recognizes that the non-GAAP financial measures have inherent limitations because of the excluded items described below.

We believe that providing the non-GAAP financial measures, together with the reconciliation to GAAP, helps investors make comparisons between Astra and other companies in our industry. In making any comparisons to other companies in our industry, investors need to be aware that companies use different non-GAAP measures to evaluate their financial performance. Investors should pay close attention to the specific definition being used and to the reconciliation between such measure and the corresponding GAAP measure provided by each company under applicable SEC rules

Adjusted Net Loss differs from GAAP Net Loss in that it excludes the following items: (a) loss on the extinguishment of convertible notes, (b) stock-based compensation, and (c) non-recurring expenses. During the second quarter, our non-recurring expense related solely amounts paid in settlement of a claim.

Astra defines Adjusted EBITDA as Adjusted Net Loss, excluding the following items: (a) interest expense and interest income, (b) income tax expense and (c) depreciation and amortization. Astra is unable to predict with reasonable certainty the ultimate outcome of these exclusions without unreasonable effort.

Investor Relations:

Dane Lewis – Vice President of Strategic Finance & Investor Relations

dane@astra.com

Carolyn Bass – Market Street Partners

cbass@marketstreetpartners.com

Press Contact:

Kati Dahm – Vice President of Communications

kati@astra.com

Astra Space, Inc.

Condensed Consolidated Statements of Operations

(Unaudited, in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Results of Operations:
Research & Development	$10,458	$7,221	$22,435	$15,532
Sales & Marketing	1,125	—	1,189	—
General & Administrative	18,318	3,861	30,931	6,983

Total Operating Loss	(29,901)	(11,082)	(54,555)	(22,515)

Other Expenses
Interest Expense	(678)	(1,253)	(1,213)	(2,252)
Other Expense (Income)	(718)	3,510	(718)	3,961
Loss on extinguishment of convertible notes	—	—	(133,783)	—
Loss before taxes	(31,297)	(8,825)	(190,269)	(20,806)
Income tax expense	—	—	—	—

Net Loss	$(31,297)	$(8,825)	$(190,269)	$(20,806)

Basic and Diluted Loss per Share
Weighted Average basic and diluted shares – Class A	20,035	6,353	18,132	6,317
Loss per share	$(0.47)	$(0.16)	$(2.93)	$(0.38)
Weighted Average basic and diluted shares – Class B	46,722	48,898	46,784	48,475
Loss per share	$(0.47)	$(0.16)	$(2.93)	$(0.38)

Astra Space, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in thousands)

	June 30, 2021	December 31, 2020
Summary Balance Sheet Data:
Assets:
Cash and Cash Equivalents	$447,456	$10,611
Restricted cash	4,931	—
Inventories	1,832	649
Prepaid and other current assets	5,377	485

Total current assets	459,596	11,745
Property, plant and equipment, net	29,326	24,069
Right-of-use asset	9,603	—
Trademark	3,200	—
Other non-current assets	76	77

Total assets	$501,801	$35,891

Liabilities and Stockholders Deficit:
Accounts payable	$6,180	$2,474
Operating lease obligation, current portion	1,649	—
Accrued expenses and other current liabilities	5,505	4,390
Long-term debt, current portion	4,850	41,132
Long-term debt, current portion due to related parties	—	10,503

Total current liabilities	18,184	58,499
Long-term debt	—	7,286
Warrant liabilities	56,786	—
Operating lease obligation, net of current portion	7,681	—
Other non-current liabilities	2,136	1,685

Total liabilities	84,787	67,470
Total temporary equity	—	108,829
Total stockholders equity (deficit)	417,014	(140,408)

Total liabilities, temporary equity and stockholders equity (deficit)	$501,801	$35,891

Astra Space, Inc.

Summary Cash Flow Data:

(Unaudited, in thousands)

	Three Months Ended		Six Months Ended
(in thousands, except per share data)	June 30,		June 30,
	2021	2020	2021	2020
Summary Cash Flow Data:
Cash used in operating activities	$(20,978)	$(8,600)	$(34,655)	$(19,778)
Capital Expenditures	(8,472)	(280)	(8,796)	(1,454)

Free Cash Flow (non-GAAP)	(29,450)	(8,880)	(43,451)	(21,232)

Cash used in investing activities	(8,472)	(280)	(11,996)	(1,454)
Cash provided by financing activities	459,289	5,364	488,427	22,341

Reconciliation of GAAP to Non-GAAP

(in thousands except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
GAAP Net Loss	$(31,297)	$(8,825)	$(190,269)	$(20,806)
Loss on extinguishment of convertible notes	—	—	133,783	—
Stock based compensation	7,444	141	17,777	513
Non-recurring expenses	750	—	750	—

Adjusted Net Loss	(23,103)	(8,684)	(37,959)	(20,293)
Interest Expense, net	678	1,253	1,213	2,252
Income tax expense	—	—	—	—
Depreciation & Amortization	1,030	808	1,918	1,664

Adjusted EBITDA	$(21,395)	$(6,622)	$(34,828)	$(16,377)

Exhibit 99.2

Lisa Nelson joins Astra Board of Directors

Technology and finance leader appointed to Audit Committee

Alameda, California. August 12, 2021. Astra Space, Inc. (“Astra”) (Nasdaq: ASTR), today announced that Lisa Nelson has been appointed to Astra’s Board of Directors and to the Company’s Audit Committee, effective August 10, 2021.

Nelson is an accomplished finance and business development executive with 25 years of experience in the software, technology and financial services industries. She has a unique breadth and depth of experience as both a strategic and operational leader. Through this, she has developed valuable perspectives on matters critical to boards including digital transformation, business growth strategy and risk management. Lisa is a certified public accountant licensed in the state of Washington.

“Lisa’s experience as a technology, financial and operational leader provides valuable perspective to Astra in our next phase as a public company,” said Chris Kemp, Founder, Chairman and CEO of Astra. “Her experience with small and large technology companies at the forefront of innovation is the perfect fit for Astra at this stage.”

Specifically, Nelson’s experience spans companies of all sizes - from early-stage, high-growth startups to mature, multi-national corporations. She is well known for her entrepreneurial and strategic leadership, ability to successfully manage risks in complex environments and her ability to lead through growth and change. Some of her key professional achievements include influencing Microsoft’s innovation agenda by co-founding its first venture fund, M12, helping companies execute their inorganic growth strategies by supporting several multi-billion dollar global M&A transactions, digitally transforming the finance organizations of multiple Global 500 companies, and supporting one of the most iconic business model transformations with the movement to the cloud in the software industry.

“Spacetech will enable the next trillion-dollar economy,” said Nelson. “I’m thrilled to partner with Astra’s world-class board and management team to pioneer the next frontier of innovation and economic growth.”

Nelson holds a B.A. degree in business administration from the University of Washington. She began her career as an auditor at Ernst & Young and then held various executive roles around the globe. Nelson retired from Microsoft (Nasdaq: MSFT) in 2019 after 14 years and currently serves as an advisor and director to various high growth organizations including Movac (New Zealand’s largest venture capital fund), Flying Fish Partners (venture capital firm specializing in AI/ML), Brooks Running, DNA Seattle, and several early-stage tech startups, among others. Nelson is also an Edmund Hillary Fellow.

About Astra Space, Inc.

Astra’s mission is to improve life on Earth from space by creating a healthier and more connected planet. Astra’s first flight to space was within 4 years of its inception, making it the fastest company to reach space. Visit www.astra.com to learn more about Astra.

Safe Harbor Statement

Certain statements made in this press release are “forward-looking statements”. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties, As a result, caution must be exercised in relying on forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) our failure to meet projected development and launch targets, including as a result of the decisions of governmental authorities or other third parties not within our control; (ii) changes in applicable laws or regulations; (iii) the ability of the Astra to meet its financial and strategic goals, due to, among other things, competition; (iv) the ability of Astra to pursue a growth strategy and manage growth profitability; (v) the possibility that Astra may be adversely affected by other economic, business, and/or competitive factors; (vi) the effect of the COVID-19 pandemic on Astra and (vii) other risks and uncertainties described discussed from time to time in other reports and other public filings with the Securities and Exchange Commission, including our registration statements and quarterly reports.

Media Contact:

Kati Dahm

kati@astra.com

Investor Contact:

Dane Lewis

dane@astra.com